SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NO. 000-52710

THE BANK OF NEW YORK MELLON CORPORATION 401(k) SAVINGS PLAN

One BNY Mellon Center

500 Grant Street

Pittsburgh, PA 15258-0001

(Full title of the Plan and the address of the Plan)

THE BANK OF NEW YORK MELLON CORPORATION

One Wall Street

New York, New York 10286

(Name of issuer of the securities

held pursuant to the Plan and the

address of its principal executive office)

THE BANK OF NEW YORK MELLON CORPORATION 401(k) SAVINGS PLAN

Form 11-K

Page

Financial Statements and Supplemental Schedule (With Report of Independent Registered Public Accounting Firm Thereon)	1-22

Signatures	23

Index to Exhibits	24

THE BANK OF NEW YORK MELLON CORPORATION

401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Independent Auditors’ Report)

THE BANK OF NEW YORK MELLON CORPORATION

    401(k) SAVINGS PLAN

Note: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

The Bank of New York Mellon Corporation

We have audited the accompanying statements of net assets available for plan benefits of The Bank of New York Mellon Corporation 401(k) Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. GAAP.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

Pittsburgh, Pennsylvania

June 29, 2010

THE BANK OF NEW YORK MELLON CORPORATION

401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2009	2008
Assets

Investments, at fair value:
Investment in master trust	$2,612,234,538	$—
Collective trust funds	—	770,937,285
Common stock	—	304,026,908
Registered investment companies	—	88,853,279

Total investments at fair value	2,612,234,538	1,163,817,472

Loans to participants	61,273,498	23,019,538
Cash and cash equivalents	19,918	590,688
Pending investment sales and other receivables	559,426	3,536,341

Total assets	2,674,087,380	1,190,964,039

Liabilities

Pending investment purchases and other payables	941,422	1,217,964

Total liabilities	941,422	1,217,964

Net assets available for plan benefits, before adjustment	2,673,145,958	1,189,746,075
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,857,906)	4,175,637

Net assets available for plan benefits	$2,671,288,052	$1,193,921,712

See accompanying Notes to Financial Statements.

THE BANK OF NEW YORK MELLON CORPORATION

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	Years ended December 31,
	2009	2008
ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employer matching contributions	$72,891,995	$30,933,410
Participant contributions	111,761,532	67,632,341
Rollover contributions	4,376,146	3,909,091

Total contributions	189,029,673	102,474,842

Investment income (loss):
Net investment income from Master Trust	313,997,618	—
Net depreciation in fair value of investments	—	(545,255,237)
Collective trust funds income	—	6,830,605
Registered investment companies dividend income	—	3,749,124
Dividends from common stock	—	10,055,221

Total investment income (loss)	313,997,618	(524,620,287)

Interest income on loans to participants	2,896,512	1,665,779

Total additions (reductions)	505,923,803	(420,479,666)

DEDUCTIONS:
Deductions from net assets attributed to:
Administrative expenses	209,528	—
Participants withdrawals	150,927,022	79,898,320

Total deductions	151,136,550	79,898,320

Net increase (decrease) prior to transfer from other plan	354,787,253	(500,377,986)

Transfer from other plan	1,122,579,087	—

Net increase (decrease) in net assets	1,477,366,340	(500,377,986)

Net assets available for plan benefits:
Beginning of year	1,193,921,712	1,694,299,698

End of year	$2,671,288,052	$1,193,921,712

See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

(1)	Description of the Plan

The following description of The Bank of New York Mellon Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

On April 1, 2009, the Employee Savings & Investment Plan of The Bank of New York Company, Inc. merged with and into the Mellon 401(k) Retirement Savings Plan and the resulting Plan was renamed “The Bank of New York Mellon Corporation 401(k) Savings Plan.”

(a)	General

The Plan is a defined contribution plan established to cover the salaried U.S. employees of either The Bank of New York Mellon Corporation (the “Company”) or a subsidiary of the Company which has expressly elected to have its U.S. employees covered by the Plan. U.S. hourly employees of the Company are eligible to participate in the Plan after completing 1,000 hours of service within the 12 month period commencing on the employee’s hire date. U.S. hourly employees who do not complete 1,000 hours during the initial period will be eligible to participate in the Plan after completing 1,000 hours within any calendar year after the employee’s hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Prior to April 1, 2009, the Plan covered only certain salaried U.S. employees of the Company and certain subsidiaries, with exceptions including those described below. Most employees that were hired by the Company on or after July 1, 2007, but prior to July 1, 2008, were eligible to participate in the Plan if the employees were U.S. employees of the Company hired into a “legacy” Mellon Financial Corporation business. If an employee was hired into a “legacy” The Bank of New York business on or after July 1, 2007 but prior to July 1, 2008, the employee was not eligible to participate in the Plan, but may have been able to participate in one of the “legacy” 401(k) plans sponsored by The Bank of New York Company, Inc.

U.S. employees hired by the Company or participating subsidiaries on or after July 1, 2008 were eligible to participate in the Plan subject to conditions noted above.

Employees who participate in The Retirement Savings Plan of BNY Securities Group are not eligible to participate in this plan.

Eligible employees may begin participating in the Plan as of the first day of the next payroll period beginning after completion of the enrollment process.

Prior to July 21, 2008, the Plan was administered by the Corporate Benefits Committee. Since July 21, 2008, the Plan has been administered by the Benefits Administration Committee. Prior to July 21, 2008, the Corporate Benefits Committee was, and since July 21, 2008, the Benefits Administration Committee has been a named fiduciary of the Plan. Subject to the following, at all relevant times, the Benefits Investment Committee, another named fiduciary of the Plan, has been responsible for the investment of Plan assets. Since July 1, 2008, The Bank of New York Mellon, a wholly owned subsidiary of the Company has been the Plan trustee (the “Trustee”). Prior to July 1, 2008, the plan trustee was Mellon Bank, N.A. The Bank of New York Mellon is the successor by operation of law to Mellon Bank, N.A.

In September 2008, the Benefits Investment Committee appointed Fiduciary Counselors, Inc. to serve as the independent fiduciary to (i) make certain fiduciary decisions related to the continued prudence of offering the common stock of the Company as an investment option under a plan sponsored either by the Company or an affiliate, such as the Plan, that permits participants to direct the investment of their Plan accounts, and (ii) select and monitor any actively managed investments (including mutual funds) of

NOTES TO FINANCIAL STATEMENTS (continued)

sponsored or advised by the Company or its affiliates to be offered to participants as investment options under the Plan.

Participants in the Plan have the option of investing their contributions through salary deferrals to one or more of the 17 professionally managed funds covered under the Plan, which include lifecycle funds, passively managed index funds and actively managed funds, a Self-Directed Account and common stock of the Company. The maximum a participant can transfer into the Self-Directed Account is 50% of their account balance.

The Company pays the investment management fees for all passively managed index funds. For those actively managed funds which are partially managed by an affiliate, the Company directly pays the portion of the investment management fees attributable to the related affiliate. Fees charged by the lifecycle funds, and fees charged by the mutual funds and exchange-traded funds in the Self-Directed Account, are paid by the participant. The Company pays all administrative fees related to the Plan, except administrative costs arising in connection with a participant loan.

(b)	Contributions

Salary reduction contributions may be made at a rate of 1% to 75% of the employee’s base compensation, but may not exceed the annual dollar limit prescribed by the tax laws ($16,500 and $15,500 in 2009 and 2008, respectively). Effective January 1, 2009, after-tax contributions in any whole percentage not to exceed $14,000 may also be made to the Plan. Employees may change the rate of contribution or discontinue contributions at any time.

Participants who were 50 or older by December 31, 2009 and 2008, as applicable, and who reached the contribution limit of $16,500 and $15,500 for such year(s), respectively, were eligible to contribute an additional $5,500 and $5,000 in catch-up contributions to the Plan for such year(s), respectively.

Participants may roll over into the Plan amounts representing distributions from other qualified retirement plans or conduit IRAs.

In 2008, the Company made contributions up to 75% of the first 6% of each participant’s salary reduction contribution. For every dollar a participant contributed to the Plan, up to the first 6% of eligible base pay each pay period, the Company contributed an in-kind equivalent of 75 cents in common stock of the Company to the participant’s account. Effective January 1, 2009, the Company increased the match to 100% of the first 6% of each participant’s salary reduction and/or after-tax contributions. Prior to April 1, 2009, the Company’s matching contributions were made in the Company’s common stock based upon the three-day average close on the New York Stock Exchange. Pay period ending day plus the preceding two days were used to calculate the three-day average. Beginning April 1, 2009, the Company’s matching contributions were made in cash. Participants may elect to transfer any common stock of the Company received as matching contributions to other Plan investments.

Effective for 2009, the Plan is intended to be a “safe-harbor” 401(k) plan under which employee pre-tax and employer matching contributions are not subject to discrimination testing. In the event the Plan ceases to satisfy the requirements for a “safe-harbor” plan, employee pre-tax and employer matching contributions would have to satisfy nondiscrimination tests under the Internal Revenue Code (IRC) and these contributions could be limited for highly compensated employees. In addition, IRC Section 415 limits the amount of contributions that may be allocated to the account of each participant.

The Company is permitted to make discretionary contributions as determined and authorized by its Board of Directors. Discretionary contributions would be allocated to each eligible participant’s account and may be made either in cash or in common stock of the Company. There were no discretionary contributions during the years ended December 31, 2009 and 2008.

NOTES TO FINANCIAL STATEMENTS (continued)

(c)	Participant Accounts

Each participant’s account is credited with the participant’s salary reduction contributions, after-tax contributions, employer matching contributions, employer discretionary contributions, if any, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their salary reduction contributions, after-tax contributions, any rollover contributions, and earnings on these amounts. Matching contributions to the Plan relating to periods of employment on or after January 1, 2001 but prior to January 1, 2009, plus any earnings these amounts generate, are 100% vested after three years of service. Matching contributions to the Plan relating to periods of employment on or after January 1, 2009, plus any earnings these amounts generate, are 100% vested at all times.

(e)	Forfeitures

If the participant is not fully vested at the participant’s employment termination date, the nonvested portion of the account balance is forfeited on the earlier of distribution of the vested portion or five consecutive one-year breaks in service. As of December 31, 2009 and 2008, the forfeited nonvested accounts that were unallocated to participants totaled $325,926 and $25,806, respectively. These accounts will be used to reduce future employer contributions. Also, in 2009 and 2008, employer contributions were reduced by $472,146 and $673,384, respectively, from nonvested accounts forfeited.

(f)	Distributions and In-Service Withdrawals

The vested portion of a participant’s account is payable upon severance of employment, including for reasons of retirement, death, or disability (within the meaning of the Company’s Long-Term Disability Plan). Prior to January 1, 2009, special in-service withdrawal rules applied with respect to the accounts of participants who were participants in the following plans, which were each merged with and into the Plan: (i) the Dreyfus Profit-Sharing Plan; (ii) The Boston Company, Inc. Employee Savings Plan ; (iii) the Employee Savings and Profit Sharing Plan of Mellon United National Bank; (iv) the Buck Savings and Profit Sharing Plan; (v) the Founders Asset Management LLC Profit Sharing Plan; (vi) the Standish, Ayer & Wood, Inc. Plan; (vii) the iQuantic, Inc. 401(k) Savings Plan; (viii) the MIS Retirement Savings Plan; (ix) the ITS Associates, Inc. Savings and Profit Sharing Plan; (x) the Eagle Investment Systems Corp. Profit Sharing Plan; and (xi) the SourceNet Solutions, Inc. Plan. On and after January 1, 2009, and subject to certain restrictions, these special in-service withdrawal rules are made generally applicable such that all participants in the Plan are eligible to receive in-service withdrawals following the attainment of age 59 1/2 and in the case of specified hardships and amounts attributable to after-tax and rollover contributions. The Plan also makes mandatory age 70  1/2 distributions pursuant to the minimum distribution regulations issued by the Internal Revenue Service.

(g)	Loans to Participants

Generally, new loans, when added to the amount of any existing loans, cannot exceed the lesser of (a) $50,000 minus the participant’s highest outstanding loan balance in the last 12 months, (b) one-half of the participant’s vested account, or (c) the participant’s account balance, excluding any investments in a Self-Directed Account. Such loans are repaid in periodic installments through payroll deduction. Loan repayments of both principal and interest are invested by the Trustee among the available investment funds in the same proportions as the participant’s salary reduction contributions are invested. The fixed loan interest rate is one percentage point above the prime rate published in The Wall Street Journal. Loan proceeds are reduced by a loan processing fee of $50.

NOTES TO FINANCIAL STATEMENTS (continued)

(h)	Payment of Benefits

Prior to April 1, 2009, distributions from the Plan may be made solely in the form of a lump sum. On or after April 1, 2009, if a participant leaves the Company after reaching age 65 or on account of disability or death, he may also elect to receive his distribution in a series of quarterly installments over a period not exceeding the lesser of (1) his life expectancy or his and his designated beneficiary’s joint life expectancy, or (2) ten years. Participants will automatically be paid in a lump sum if their account balance is $1,000 or less. If a portion of a participant’s balance is invested in Company common stock or a Self-Directed Account, the participant may elect to receive the distribution in-kind or in cash.

(i)	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised. The Trustee will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely responded.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis of accounting. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits.

(b)	Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions (for example, the market valuation of certain fund investments) that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

(c)	Investments

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 10 for further discussion of fair value measurements.

The Stable Value Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully-benefit responsive, an adjustment is reflected in the statements of net assets available for plan benefits to present these investments at contract value as described in paragraph (e) below. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected on a trade-date accounting basis. Dividend income from investments in common stock is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on an accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

NOTES TO FINANCIAL STATEMENTS (continued)

(d)	Loans

Loans to participants are stated at amortized cost, which approximates fair value.

(e)	Fully Benefit – Responsive Investment Contracts

As provided in Accounting Standards Codification (“ASC”) 946 Financial Services – Investment Companies, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the ASC, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for plan benefits.

The Stable Value Fund generally consists of three types of investment contracts that are described in detail below:

Guaranteed Investment Contracts

Traditional Guaranteed Investment Contracts (“GICs”) are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The credited rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value; benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund. The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value; benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is

NOTES TO FINANCIAL STATEMENTS (continued)

established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investment, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. There is no relationship between future crediting rates and adjustments to contact value reported in the Statements of Net Assets Available for Plan Benefits.

The average market yield of the Fund for the years ended December 31, 2009 and 2008 was 3.39% and 4.01%, respectively. The average yield earned by the Stable Value Fund that reflects the actual interest credited to participants for the years ended December 31, 2009 and 2008 was 3.20% and 3.79%, respectively. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any such event that would limit the Plan’s ability to transact at contract value with participants is probable of occurring.

(f)	Recent Accounting Pronouncements:

In September 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-12 Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This guidance is included in ASC 820. ASU 2009-12 offers guidance on how to use a net asset value per share to estimate the fair value of investments in investment vehicles such as hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. Investors may use net asset value to estimate the fair value of investments in investment companies that do not have a readily determinable fair value if the investees have the attributes of investment companies and the net asset values or their equivalents are calculated consistent with the AICPA Audit and Accounting Guide for Investment Companies, which generally requires investments to be measured at fair value. This approach is deemed to be a “practical expedient” for investors of investment companies as the Generally Accepted Accounting Principles (“GAAP”) fair value measurement framework defines an asset’s fair value as its current exit price. ASU 2009-12 has limitations and disclosure requirements about the nature and terms of the investments within the scope of the new guidance. ASU 2009-12 was effective December 31, 2009. See Note 10 of Notes to Financial Statements.

During 2009, the Plan adopted ASC 855, Subsequent Events which was issued in May 2009 and is effective for fiscal years and interim periods ending after June 15, 2009. ASC 855 requires evaluation of subsequent events through the date of financial statement issuance. The adoption of this guidance is reflected in these financial statements.

(3)	Investment and Loan Programs

The Bank of New York Mellon (and prior to July 1, 2008, its predecessor by operation of law, Mellon Bank, N.A.), a subsidiary of the Company, acts as Trustee under a declaration of trust providing for the establishment, management, investment and reinvestment of the Plan’s assets. The Benefits Investment Committee established the Plan’s investment options by offering four investment tiers, which include a broad range of funds as core options. Core options are those funds in which employees can invest directly through payroll contributions. The investment tiers as of December 31, 2009 are described below.

NOTES TO FINANCIAL STATEMENTS (continued)

Lifecycle Funds

The lifecycle funds consist of a series of LifePath Index Funds which bear different risk profiles based on a targeted retirement date, ranging from 2010 to 2050. Each LifePath Index Fund is a fund-of-funds comprised predominantly of a combination of index funds covering the domestic fixed income, domestic equity, international equity and global real estate securities asset classes. The fund manager will rebalance the investment mix periodically to gradually shift toward a more conservative profile as the fund’s maturity date approaches. There is also a separate fund for individuals near to or already in retirement, the LifePath Retirement Fund, which is intended to preserve savings by maintaining a lower risk profile.

Passively Managed Index Funds

The passively managed index funds consists of four index funds covering the major asset classes (domestic investment grade bonds, domestic large cap equity, mid and small cap equity, and international equity). These funds are designed to track a specific investment index, such as the S&P 500. The fund managers attempt to replicate the holdings and performance of the index, but do not seek to exceed the index’s returns, less fees and expenses.

Actively Managed Funds and Common Stock

The actively managed funds consist of thirteen funds covering the major asset classes. The investment managers of actively managed funds seek to exceed the returns of a given market index or benchmark. Because this approach often requires a great deal of research and trading activity, fees and expenses are generally higher than the fees of passively managed index funds. The goal is to outperform the market enough to offset those higher expenses. Most of the funds have a multi-manager structure to reduce manager performance risk and to benefit from less than perfect correlation between different types of investment approaches within a sub-asset class.

Participants have the opportunity to own shares of the Company’s common stock. A common stock investment in a single company is subject to the fluctuations of the stock market, as well as the company’s performance and its long-term financial prospects.

Self-Directed Account

The investment options include a Self-Directed Account (SDA) in which participants may direct the purchase of shares of mutual funds and exchange-traded funds (ETFs). The minimum initial investment in the SDA is $5,000, and subsequent transfers from any other fund into the SDA must be at least $1,000. The maximum amount that a participant may elect to invest in the SDA is 50% of their account balance. Accordingly, a participant must have at least a $10,000 account balance to be eligible to invest in the SDA.

There is no assurance that the stated objective of any of the funds can be achieved.

Loan Fund

The Loan Fund represents a separate fund that is administered by the Trustee in connection with loans to participants of the Plan. The amount of each loan is transferred from one or more of the investment funds, as described in the Plan document, based on the proportion of the participant’s interest in such funds to the participant’s aggregate interest in all such investment funds.

NOTES TO FINANCIAL STATEMENTS (continued)

(4)	Party-In-Interest Transactions

The Bank of New York Mellon (and prior to July 1, 2008, Mellon Bank, N.A.), a subsidiary of the Company, acts as Trustee under a declaration of trust providing for the establishment, management, investment, and reinvestment of the Plan’s assets.

Certain investments of the Plan are managed by subsidiaries of the Company. The Plan also invests in common stock of the Company. In addition, the Plan issues loans to participants, which are secured by the balances in the participant’s accounts. Therefore, these related transactions qualify as party-in-interest transactions. All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

The Master Trust held 32,501,713 shares of the Company’s common stock as of December 31, 2009 and the Plan held 10,731,624 shares at December 31, 2008.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

(6)	Federal Income Taxes

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated August 4, 2003, which stated that the Plan and related trust are designed in accordance with the applicable Sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter and on February 1, 2010, in accordance with IRS procedures, the Company filed for an updated favorable determination letter. In any case, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

(7)	Master Trust Financial Information

Effective January 1, 2009, the Plan’s assets were transferred from the Mellon 401(k) Trust into The Bank of New York Mellon Corporation Retirement Plans Master Trust (the “Master Trust”). Effective April 1, 2009, in connection with its merger with and into the Mellon 401(k) Retirement Savings Plan, the assets of the Employee Savings & Investment Plan of The Bank of New York Company, Inc. were also transferred into the Master Trust. The assets of the Master Trust also include the assets of The Bank of New York Mellon Corporation Pension Plan and The Employee Stock Ownership Plan of The Bank of New York Company, Inc. The fair value of the net assets of the Master Trust as of December 31, 2009 is as follows:

NOTES TO FINANCIAL STATEMENTS (continued)

Master Trust

Statement of Net Assets Available for Plan Benefits

December 31, 2009
Assets
Investments, at fair value	$6,434,140,962
Loans to participants	61,273,498
Cash and cash equivalents	20,455
Pending investment sales and other receivables	75,871,175
Assets held as cash collateral under securities lending	110,770,912

Total assets	$6,682,077,002
Liabilities
Pending investment purchases and other liabilities	10,317,127
Payable upon return of assets loaned	110,770,912

Total liabilities	121,088,039
Net assets available for plan benefits, before adjustment	6,560,988,963
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,857,906)

Net assets available for plan benefits	$6,559,131,057

Master Trust

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2009
ADDITIONS:
Additions to net assets attributed to:
Transfers in	$6,026,112,672
Investment Income	845,338,604

Total additions	6,871,451,276

DEDUCTIONS:
Deductions from net assets attributed to:
Transfers out	312,320,219

Net increase in net assets	6,559,131,057
Net assets available for plan benefits:
Beginning of year	—

End of year	$6,559,131,057

At December 31, 2009, the Plan’s interest in the net assets of the Master Trust was approximately 41%.

NOTES TO FINANCIAL STATEMENTS (continued)

(8)	Investment in Master Trust

The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) that can be specifically identified. The Plan’s ownership percentage in these investments and transactions does not represent an undivided interest.

The following table presents the fair values of investments in the Master Trust and the Plan’s percentage interest in each investment class of the Master Trust:

	December 31, 2009
	Fair value	Plan’s ownership percentage
The Bank of New York Mellon Corporation common stock	$909,072,913	75%
Other common stock	715,353,654	—
Registered investment companies (a)	114,473,733	98
Mutual funds	312,272,351	100
Collective trust funds	2,281,074,568	53
U.S. Government obligations	492,483,202	—
Corporate debt obligations	762,315,169	—
Venture capital	201,372,695	—
Foreign government obligations	7,919,867	—
State and political subdivision obligations	2,311,719	—
Funds of funds	438,249,750	67
Preferred stock	3,411,890	—
Interest bearing cash	672,414	—
Investment contracts with insurance companies	193,157,037	—

Total investments at fair value	$6,434,140,962	41%

(a)	None of the funds in the Plan’s Self-Directed Account exceeded 5% of net assets available for plan benefits at the end of the plan year.

Individual investments in the Master Trust that represent 5% or more of the Master Trust’s net assets available for plan benefits are as follows:

December 31, 2009
The Bank of New York Mellon Corporation common stock	$909,072,913
Large Cap Stock Index Fund	527,940,838

NOTES TO FINANCIAL STATEMENTS (continued)

Individual investments in the Plan that represent 5% or more of the Plan’s net assets available for plan benefits are as follows:

December 31, 2009
The Bank of New York Mellon Corporation common stock	$683,070,893
Large Cap Stock Index Fund	527,663,769
Aggregate Bond Index Fund	207,651,503
Small-Mid Cap Stock Index Fund	146,773,063
International ACWI ex U.S. Stock Index Fund	170,406,692
Wells Fargo Money Market Mutual Fund	162,193,976

Investment income for the Master Trust is as follows:

Year ended December 31, 2009
Net appreciation (depreciation) in fair value of investments
Common stock	$173,723,495
Registered investment companies	40,642,171
Mutual funds	1,737,711
Collective trust funds	379,780,924
U.S. Government obligations	(53,322,723)
Corporate debt obligations	100,242,077
Venture capital	(4,707,043)
Foreign government obligations	(892,960)
State and political subdivision obligations	(777,968)
Funds of funds	121,714,782
Preferred stock	1,186,662
Interest bearing cash	96,383
Investment contracts with insurance companies	(3,161,424)

Net appreciation (depreciation) in fair value of investments	756,262,087
Interest	51,274,162
Dividends	37,802,355

Total investment income	$845,338,604

NOTES TO FINANCIAL STATEMENTS (continued)

Prior to January 1, 2009, the Plan’s investments were held in the Mellon 401(k) Trust. The following table presents the fair values of investments at December 31, 2008:

	December 31, 2008
* The Bank of New York Mellon Corporation Common Stock**	$304,026,908
* Self-directed account	88,853,279	(a)
* Collective trust funds
Mellon Stable Value Fund	93,997,523	*
Daily Liquidity Money Market Fund	132,541,989	*
Daily Liquidity Stock Index Fund	257,243,860	*
Daily Liquidity Aggregate Bond Index Fund	66,203,575	*
Daily Liquidity Asset Allocation Fund	85,815,181	*
Daily Liquidity International Stock Index Fund	83,915,769	*
Daily Liquidity Small Cap Stock Index Fund	51,219,388

Total investments at fair value	$1,163,817,472

*	Investments greater than 5% of net assets available for plan benefits at the end of the plan year.
**	The Company’s matching contribution was deposited to this fund. In addition, plan participants could have directed their investments to this fund.
(a)	None of the funds in the Plan’s Self-Directed Account exceeded 5% of net assets available for plan benefits at the end of the plan year.

During 2008, the Plan’s investments (including net realized gains of $8,623,679 on investments bought and sold) depreciated in value respectively, as follows:

Year ended December 31, 2008
Registered investment companies	$(48,680,471)
Collective trust funds	(281,440,232)
Common stock	(215,134,534)

$(545,255,237)

NOTES TO FINANCIAL STATEMENTS (continued)

(9)	Summary of Investment Activity in The Bank of New York Mellon Corporation Common Stock

Information about the net assets and the significant components of the changes in net assets relating to the Master Trust’s investments in the Company’s common stock is as follows:

December 31, 2009
Net assets:
Common stock	$909,072,913

Year ended December 31, 2009
Changes in net assets:
Transfers into Master Trust	$1,036,597,869
Investment income	3,915,655
Transfers out of Master Trust	(131,440,611)

Total investment in the Company’s common stock	$909,072,913

Information about the net assets and the significant components of the changes in net assets relating to the Plan’s investments in the Company’s common stock is as follows:

December 31, 2008
Net assets:
Common stock	$304,026,908

Year ended December 31, 2008
Changes in net assets:
Contributions	$35,882,392
Dividends	10,055,221
Net depreciation (including realized gains of $11,400,693)	(215,134,534)
Participant withdrawals	(20,330,111)
Net transfers to participant-directed investments	(15,853,302)

Net decrease in net assets relating to investments in Company common stock	$(205,380,334)

Participant contributions and rollovers invested in Company common stock in 2008 totaled $4,948,982.

NOTES TO FINANCIAL STATEMENTS (continued)

(10)	Fair Value Measurement

The Plan adopted guidance related to “Fair Value Measurements,” included in ASC 820, effective January 1, 2008. ASC 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Valuation hierarchy

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets include registered investment companies and common stocks.

Level 2	Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in active market, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include items that are traded less frequently than exchange traded securities and whose model inputs are observable in the market or can be corroborated by market observable data. Examples in this category are collective trust funds and funds of funds.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable inputs reflect the Plan’s own assumptions about the market that participants would use to price an asset based on the best information available in the circumstances. Level 3 assets include venture capital investments and investment contracts with insurance companies.

Valuation Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value.

Common and preferred stock and registered investment companies: These types of securities are valued at the closing price reported in the active market in which the individual securities are traded, if available. Where there is no readily available market quotation, we determine fair value primarily based on pricing sources with reasonable levels of price transparency.

Collective trust funds and funds of funds: There are no readily available market quotations for these funds. The fund’s fair value is based on securities in the portfolio, which typically is the amount the fund might reasonably expect to receive for the security upon a sale. These funds are either valued on a daily or monthly basis.

NOTES TO FINANCIAL STATEMENTS (continued)

Corporate and government obligations: Certain corporate and government obligations are valued at the closing price reported in the active market in which the bond is traded. Other corporate and government obligations are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued using discounted cash flows that maximizes observable inputs, such as current yields of similar instruments, but include adjustments for certain risks that may not be observable, such as credit and liquidity risk.

Venture capital funds: There are no readily available market quotations for these funds. The investment’s fair value is based on the Master Trust’s ownership percentage of the fair value of the underlying funds as provided by the fund managers. These funds are typically valued on a quarterly basis. The Master Trust’s venture capital investments are valued at NAV as a practical expedient for fair value.

Investment contracts with insurance companies: There are no readily available market quotations for these funds. The Aetna contracts are valued at the present value of the contracted benefits payable using the same mortality and investment return assumptions used to determine Plan liabilities. The other investment contracts with insurance companies are valued at contract value. These contracts are valued on an annual basis.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy the Master Trust’s investment assets at fair value, as of December 31, 2009 and the investment assets of the Mellon 401(k) Trust at December 31, 2008. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Master Trust investment assets measured at fair value on a recurring basis as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Common Stock	$1,624,426,567	$—	$—	$1,624,426,567
Registered investment companies	114,473,733	—	—	114,473,733
Mutual funds	—	312,272,351	—	312,272,351
Collective trust funds	—	2,277,525,650	3,548,918	2,281,074,568
U.S. government obligations	374,140,127	118,343,075	—	492,483,202
Corporate debt obligations	—	762,315,169	—	762,315,169
Venture capital	—	—	201,372,695	201,372,695
Foreign government obligations	—	7,919,867	—	7,919,867
State and political subdivision obligations	—	2,311,719	—	2,311,719
Funds of funds	—	438,249,750	—	438,249,750
Preferred stock	2,918,933	492,957	—	3,411,890
Interest bearing cash	672,414	—	—	672,414
Investment contracts with insurance companies	—	—	193,157,037	193,157,037

Total Master Trust investment assets at fair value	$2,116,631,774	$3,919,430,538	$398,078,650	$6,434,140,962

NOTES TO FINANCIAL STATEMENTS (continued)

The following table sets forth by level within the fair value hierarchy the Plan’s investment assets at fair value, as of December 31, 2008.

Investment assets measured at fair value on a recurring basis as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Registered investment companies	$88,853,279	$—	$—	$88,853,279
Common Stock	304,026,908	—	—	304,026,908
Collective Trust Funds	—	770,937,285	—	770,937,285

Total investment assets at fair value	$392,880,187	$770,937,285	$—	$1,163,817,472

Master Trust fair value measurements using significant unobservable inputs for the year ended December 31, 2009

	Fair value at 1/1/09	Total realized / unrealized gain/(loss)	Purchases issuances and settlements, net	Transfers in/out	Fair value at 12/31/09
Venture capital	$107,702,749	$(1,670,589)	$95,340,535	$—	$201,372,695
Non-registered investment companies	80,599,942	14,123,842	(94,723,784)	—	—
Collective trust funds	—	(6,943,968)	10,492,886	—	3,548,918
Investment contracts with insurance companies	196,318,461	(3,161,424)	—	—	193,157,037

Total	$384,621,152	$2,347,861	$11,109,637	$—	$398,078,650

The Plan did not have any Level 3 assets for the year ended December 31, 2008.

The Master Trust has investments in alternative investment funds in which the fair value of these investments has been estimated using the net asset value (“NAV”) per share. The table below presents information about the Master Trust’s investments valued at the funds’ NAV.

Master Trust investments valued using NAV as of December 31, 2009

	Fair Value	Unfunded commitments	Redemption frequency	Redemption notice period
Venture capital funds	$201,372,695	53,276,634	N/A	N/A

Total	$201,372,695	$53,276,634

(11)	Fair Value of Master Trust and Plan Net Assets Available for Plan Benefits

Note 10 of Notes to Financial Statements presents investments measured at fair value by the three level valuation hierarchy established by ASC 820. At December 31, 2009 for the Master Trust and 2008 for the Plan, loans to participants of $61,273,498 and $23,019,538, respectively were valued at amortized cost which approximates fair value. At December 31, 2009 and 2008, pending investment sales and other receivables of $75,871,175 and $3,536,341, and pending investment purchases and other liabilities of $10,317,127 and $1,217,964, equaled fair value due to short maturities.

(12)	Plan Amendments

Effective November 6, 2003, the Plan was amended to allow the Benefits Investment Committee to place restrictions on trading in selected funds. Pursuant to this amendment, beginning March 15, 2004, an administrative restriction applies to account balance transfers in and out of 401(k) investment funds that hold international securities, because these funds are particularly at risk for trading activity that might harm or are inconsistent with the Plan’s retirement objectives. With this restriction, participants may not buy and then sell, or sell and then buy, shares in certain core funds in the Plan within any 15-day calendar period.

NOTES TO FINANCIAL STATEMENTS (continued)

Effective January 1, 2006, pursuant to Internal Revenue Service regulation changes, the Company is no longer permitted to offer displaced employees, or those who are on salary continuance, the opportunity to contribute to the Plan. Employer matching contributions also stop when employee contributions stop. However, displaced employees will continue to earn vesting service in the Plan while receiving salary continuance.

See Note 15 of Notes to Financial Statements for additional information relating to amendments subsequent to December 31, 2009.

(13)	Reconciliation of The Bank of New York Mellon Corporation 401(k) Savings Plan Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for plan benefits per the financial statements	$2,671,288,052	$1,193,921,712
Participant withdrawals	(1,831,769)	(2,933,873)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,857,906	(4,175,637)

Net assets available for benefits per the Form 5500	$2,671,314,189	$1,186,812,202

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2009
Participants withdrawals per the financial statements	$150,927,022
Amounts payable at December 31, 2009	1,831,769
Amounts payable at December 31, 2008	(2,933,873)

Benefits paid to participants per the Form 5500	$149,824,918

(14)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

The Plan provides for investment in the Company’s common stock. At December 31, 2009 and 2008, approximately 26% of the Plan’s total assets were invested in the common stock of the Company. The value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s valuation of such performance.

NOTES TO FINANCIAL STATEMENTS (continued)

(15)	Subsequent Events

Effective April 1, 2010, employees who have not taken action to either enroll or decline to enroll in the Plan after a proper notification period, are automatically enrolled in the Plan with a contribution rate of 2% of their pre-tax compensation.

On April 15, 2010, the Plan replaced the underlying fund in the Emerging Markets Equity Fund. The Boston Company Emerging Markets Fund and the Blackfriars Emerging Markets Fund replaced the Robeco Emerging Markets Fund. Participants who elect the Emerging Markets Equity Fund option will be invested in a fund of funds comprised of approximately 50% allocated to The Boston Company Emerging Markets Fund and 50% allocated to the Blackfriars Emerging Markets Fund.

The Plan’s management evaluated subsequent events through the issuance date of these financial statements and no additional disclosures were required.

Schedule 1

THE BANK OF NEW YORK MELLON CORPORATION

401(k) SAVINGS PLAN

Ein: 13-2614959

Plan Number: 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue, borrower, lessor, or similar party	Description of investments and loans	Cost	Current value
Master Trust Fund *	Common stock, Registered investment companies, Mutual Funds, Collective trust funds, U.S. Government obligations, Corporate debt obligations, Venture capital, Foreign government obligations, State and political subdivision obligations, Funds of funds, Preferred stock, Interest bearing cash, and Investment contracts with insurance companies	N/A	$2,612,234,538

Participant loans *	Participant loans at interest rates ranging from 3.25% to 10.25% due from less than 1 year to 10 years	—	61,273,498

	Total investments and loans (held at end of year)		$2,673,508,036

*	Party-in-interest

SIGNATURES

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of The Bank of New York Mellon Corporation 401(k) Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

The Bank of New York Mellon Corporation 401(k) Savings Plan

By:	/s/ Lisa B. Peters
Lisa B. Peters Senior Executive Vice President and Chief Human Resources Officer

By:	/s/ John A. Park
John A. Park Executive Vice President Corporate Controller

Date: June 29, 2010

Index to Exhibits

Exhibit No.	Description	Method of Filing

23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith.